Nintendo®

RECEIVED

2007 APR -9 A 9:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 5, 2007

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FASF MEMBERSHIP

07022482

SUPPL

Notice of Financial Forecast

Consolidated net sales are now expected to reach 966 billion yen as a result of the 66 billion yen increase from the financial forecast for the fiscal year ended March 31, 2007 set forth in the "Notice of Financial Forecast Modifications" dated January 10, 2007, primarily due to robust trends in sales of "Nintendo DS" software and hardware.

Consequently, consolidated operating income, consolidated income before income taxes and extraordinary items, and consolidated net income for the fiscal year ended March 31, 2007 are expected to exceed the previous forecasts as well. In addition, foreign exchange gain is expected to be approximately 20 billion yen (10 billion yen of foreign exchange loss in the previous forecast), mainly due to year-end exchange rate revaluation (the exchange rates: previous forecast: 1 dollar = 115 yen, 1 euro = 143 yen, and actual exchange rates: 1 dollar = 118.05, 1 euro = 157.33 yen) of assets and liabilities in foreign currencies without exchange contracts as of March 31, 2007.

Non-consolidated results are similarly affected.

Nintendo Co., Ltd. (the "Company") intends to accelerate its financial closing process to announce its March 2007 fiscal year results on April 26, 2007 at which time further information will be provided.

Regarding the year-end dividend to shareholders, the pre-established dividend payout policy (the 50% consolidated net income standard) is likely to be adopted due to foreign exchange gain in fiscal year ended March 31, 2007. The dividend amount will be announced as part of the March 2007 financial results announcement and will be proposed at the Annual General Meeting of Shareholders.

PROCESSED

APR 13 2007

THOMSON FINANCIAL

※Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

dw 4/10

END